United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release

Signature Page

CVRD settles 2007 iron ore and pellet prices with Erdemir
Rio de Janeiro, January 16, 2007 — Companhia Vale do Rio Doce (CVRD), the world’s largest iron ore producer, has concluded the iron ore and blast furnace pellet price negotiations for 2007 with Eregli Demir Celik (Erdemir), the largest Turkish steel maker. As an outcome, prices for iron ore fines (Carajás and Southern System) increased by 9.50% relatively to the reference prices for 2006, while the reference price for blast furnace pellets increased by 5.28%.
To meet Turkish market’s demand for high value-added products, Erdemir, the only flat steel producer of Turkey, is pursuing a large investment program to increase its crude steel production to 8 million tons per year and its flat steel production to 8.5 million tons from the current 3.9 million tons per year.
CVRD reinforces its commitment with clients, continuing to invest a substantial amount of resources to add new capacity of high quality iron ore and pellets to meet client needs in the near future.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Daniela Tinoco: daniela.tinoco@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 16, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations